Exhibit 99.1

Press Release

Chi-Med to host R&D Briefings on March 29 & 30, 2017

London: Tuesday, March 21, 2017: Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) today announces that it will host Research & Development (“R&D”) briefings in London and New York to provide an overview of the Company’s clinical pipeline of eight novel drug candidates.  The events for analysts and investors will take place in London on Wednesday, March 29, and in New York on Thursday, March 30, 2017.

Chi-Med is a China-based biopharmaceutical company focused on discovering and developing targeted therapies for oncology and immunological diseases for the global market.  The Company has 30 ongoing clinical trials with eight novel drug candidates, which are expected to report a steady flow of pivotal Phase III trial results from this year onwards.  Chi-Med’s first drug is targeted to launch next year in China.

The Chi-Med management team will outline the Company’s R&D strategy and discuss its drug candidate pipeline during the briefings.

Date:	Wednesday, March 29, 2017	Thursday, March 30, 2017
City:	London	New York
Time:	9:15am Registration 9:30am-12:30pm Program Presentation Lunch will be provided afterwards	8:00am Registration & Breakfast 8:30am-11:30am Program Presentation
Address:	South Place Hotel, 3 South Place, London, EC2M 2AF	W Hotel, 541 Lexington Ave, New York, NY 10022
Keynote Speaker:	Dr Susan Galbraith, Vice President, AstraZeneca PLC (“AstraZeneca”)

The briefing on Wednesday, March 29, 2017 in London will begin with a keynote presentation from Dr Susan Galbraith, Vice President of Oncology Innovative Medicines and Early Development at AstraZeneca.

Mr Christian Hogg, Chief Executive Officer; Dr Weiguo Su, Executive Vice President and Chief Scientific Officer; Dr Zhenping Wu, Senior Vice President of Pharmaceutical Sciences; and Dr May Wang, Senior Vice President of Business Development & Strategic Alliances, will be presenting on Chi-Med’s research & development and partnering activities. Chi-Med currently has partnerships with AstraZeneca, Eli Lilly and Company and Nestlé Health Science S.A.

To register for the London briefing, please contact Dr Marine Perrier by telephone at +44 20 7282 1068 or by email at marine.perrier@citigatedr.co.uk.

To register for the New York briefing, please contact Matt Beck by telephone at +1 646 378 2933 or by email at mbeck@troutgroup.com.

No new material trading or financial information will be disseminated at the meeting.  Following the meeting, the presentations will be made available at http://www.chi-med.com/news/.

About Chi-Med

Chi-Med is an innovative biopharmaceutical company which researches, develops, manufactures and sells pharmaceuticals and healthcare products.  Its Innovation Platform, Hutchison MediPharma Limited, focuses on discovering and developing innovative therapeutics in oncology and autoimmune diseases for the global market.  Its Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products in China.

Chi-Med is majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 0001).  For more information, please visit: www.chi-med.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements reflect Chi-Med’s current expectations regarding future events, including its expectations for the clinical development of savolitinib,  fruquintinib,  sulfatinib,  epitinib,  theliatinib, HMPL-523, HMPL-689, HMPL-453 and other drug research and development projects, including plans for clinical studies, its expectations as to whether such studies would meet their primary or secondary endpoints, and its expectations as to the timing of the completion and the release of results from such studies.  Forward-looking statements involve risks and uncertainties.  Such risks and uncertainties include, among other things, assumptions regarding enrollment rates, timing and availability of subjects meeting a study’s inclusion and exclusion criteria, changes to clinical protocols or regulatory requirements, unexpected adverse events or safety issues, the ability of drug candidate sulfatinib to meet the primary or secondary endpoint of a study, to obtain regulatory approval in different jurisdictions, to gain commercial acceptance after obtaining regulatory approval, the potential market of sulfatinib for a targeted indication and the sufficiency of funding.  Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  For further discussion of these and other risks, see Chi-Med’s filings with the U.S. Securities and Exchange Commission and on AIM. Chi-Med undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
Christian Hogg, CEO	+852 2121 8200

UK and International Media Enquiries
Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile)	anthony.carlisle@cdrconsultancy.co.uk

US Based Media Enquiries
Brad Miles, BMC Communications	+1 (917) 570 7340 (Mobile)	bmiles@bmccommunications.com
Susan Duffy, BMC Communications	+1 (917) 499 8887 (Mobile)	sduffy@bmccommunications.com

Investor Relations
Matt Beck, The Trout Group	+1 (917) 415 1750 (Mobile)	mbeck@troutgroup.com
David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile)	david.dible@citigatedr.co.uk

Panmure Gordon (UK) Limited
Richard Gray / Andrew Potts	+44 (20) 7886 2500